UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Parks! America, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

701455107

(CUSIP Number)

Marlton Wayne, LP

222 W Merchandise Mart Plaza

Suite 1212

Chicago, Illinois 60554

(312) 204-7288

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 17, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 701455107

1	NAME OF REPORTING PERSON

Marlton Wayne, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,768,179
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,768,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,768,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.04%*
14	TYPE OF REPORTING PERSON

PN

* Based upon 74,721,537 shares of common stock outstanding as of December 7, 2018, as disclosed in its Form 10-K that was filed on December 14, 2018, by the Issuer with the Securities and Exchange Commission.

2

CUSIP No. 701455107

1	NAME OF REPORTING PERSON

James C. Elbaor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,768,179
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,768,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,768,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.04%*
14	TYPE OF REPORTING PERSON

IN, HC

* Based upon 74,721,537 shares of common stock outstanding as of December 7, 2018, as disclosed in its Form 10-K that was filed on December 14, 2018, by the Issuer with the Securities and Exchange Commission.

3

CUSIP No. 701455107

1	NAME OF REPORTING PERSON

Marlton Wayne GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,768,179
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,768,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,768,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.04%*
14	TYPE OF REPORTING PERSON

PN, HC

* Based upon 74,721,537 shares of common stock outstanding as of December 7, 2018, as disclosed in its Form 10-K that was filed on December 14, 2018, by the Issuer with the Securities and Exchange Commission.

4

CUSIP No. 701455107

1	NAME OF REPORTING PERSON

Marlton, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,768,179
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,768,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,768,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.04%*
14	TYPE OF REPORTING PERSON

HC, IA

* Based upon 74,721,537 shares of common stock outstanding as of December 7, 2018, as disclosed in its Form 10-K that was filed on December 14, 2018, by the Issuer with the Securities and Exchange Commission.

5

CUSIP No. 701455107

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 17, 2018, Marlton LLC, together with its affiliates (“Marlton”), a long-term significant stockholder of the Issuer, sent the Board of Directors of the Issuer (the “Board”) a letter noting their concerns that the Issuer’s public equity trades below its intrinsic value and offering potential solutions to substantially increase stockholder value.

In the letter, Marlton stated that they had approached the Board privately, multiple times, regarding a detailed plan they provided in October of 2018 to maximize the potential of the Issuer's assets. Since then, Marlton has heard no material feedback from the full Board regarding Marlton’s detailed suggestions, or even received any acknowledgement that the Board was considering their suggestions in good faith. In the letter, Marlton expressed concerns that the Issuer is making no progress towards adopting a reasonable capital allocation plan or pursuing avenues to maximize long-term stockholder value. Marlton further stated that it is incumbent upon the members of the Board to fulfill their fiduciary obligations to the Issuer’s stockholders and initiate a process to explore all alternatives to create stockholder value.

In the letter, Marlton outlined a proposed change in capital allocation and corporate governance that they believe is needed to put the Issuer on a path that will reward stockholders:

1.	Return of capital of $1,500,000 through either a Special Dividend of $0.0201 per share representing 13.8% of the Issuer’s market capitalization based on the current share price of $0.1451 or a Modified Dutch Auction Tender.
2.	Forming a Special Committee of Independent Board Members to explore all strategic alternatives to maximize stockholder value, including the disbursement of a Special Dividend, Modified Dutch Auction Tender and/or the sale of the Issuer.

A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Board of Directors, dated December 17, 2018.

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CUSIP No. 701455107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2018

Marlton Wayne, LP

By:	Marlton Wayne GP, LP, its general partner

By:	Marlton, LLC, general partner of Marlton Wayne GP, LP

By:	/s/ James C. Elbaor
	Name:	James C. Elbaor
	Title:	Sole Member

Marlton Wayne GP, LP

By:	Marlton, LLC, its general partner

By:	/s/ James C. Elbaor
	Name:	James C. Elbaor
	Title:	Sole Member

Marlton, LLC

By:	/s/ James C. Elbaor
	Name:	James C. Elbaor
	Title:	Sole Member

/s/ James C. Elbaor
James C. Elbaor

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